Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Prospectus Supplement dated September 11, 2008

Registration Statement No. 333-150340

This free writing prospectus relates only to the securities described below and should be read together with the prospectus supplement dated September 11, 2008 relating to this offering (the “Prospectus”), and the Registration Statement on Form S-3 (File No. 333150340) relating to these securities.  The Registration Statement was declared effective by the Securities and Exchange Commission on June 23, 2008, and can be accessed through the following link:  https://www.sec.gov/archives/edgar/data.

WAVE PREFERRED STOCK TERMS

1.  Security.  Series I Convertible Preferred Stock (the “Preferred Stock”).

2.  Price.  $4,400 per share, based on each share of Preferred Stock being convertible into 10,000 shares of common stock as described below.

3.  Ranking.  On liquidation/dissolution, the Preferred Stock will rank senior to the common stock and to any other series of preferred stock that may hereafter be designated by the board of directors as junior to the Preferred Stock.

4.  Dividends.  Dividends will accrue at 8% per annum, payable every 6-months initially in either cash or in shares of Wave common stock (at the Company’s election) at a rate equal to $.44 per share of Wave common stock.  After five years, such regular dividend payments must be made in cash.   No dividends may be paid on common stock unless accrued dividends on the Preferred Stock have been paid in full.  The Preferred Stock will participate on an as converted basis with respect to any dividends paid in respect of the common stock.

5.  Conversion.  Each share of Preferred Stock shall be converted into 10,000 shares of common stock as follows:

•                  At the election of the holder thereof at any time.

•                  Automatically on the date on which the average closing price per share of Wave common stock for the 15 consecutive trading day period then ended equals or exceeds $1.10.

Upon conversion, accrued dividends since the last dividend payment will be waived.  There will be no anti-dilution protection (other than proportionate adjustments for stock splits and similar events).

6.  Voting.  Prior to conversion, the Preferred Stock will have no voting rights other than consent rights in respect of modifications to the terms of the Preferred Stock.

7.  Total Offering.  Up to $756,800.

8. Transfer Restrictions.  Prior to conversion, the Preferred Stock may not be assigned, sold or otherwise transferred without the prior written consent of Wave.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling David Olson or Devon Wygaerts at 415-925-0346.